UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☑

     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Exhibit Index
EX-99.1 PRESS RELEASE
EX-99.2 NOTICE DATED OCTOBER 1, 2004
EX-99.3 ENGLISH LANGUAGE TRANSLATION OF OFFER DOCUMENT

     On October 1, 2004, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) issued the press release attached hereto as Exhibit 99.1 and caused the notice attached hereto as Exhibit 99.2 to be published in the Wall Street Journal. Each of Exhibits 99.1 and 99.2 is incorporated herein by reference.

     From October 1, 2004, the English language translation of the offer document, attached hereto as Exhibit 99.3, relating to the mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG will be available, free of charge, from BNP Paribas Securities Corp., The Equitable Tower, 787 Seventh Avenue, New York, New York 10019, United States of America and will be published on the Sanofi-Aventis website at: www.sanofi-aventis.com.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release, dated October 1, 2004, announcing mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG.
Exhibit 99.2	Notice, published October 1, 2004 in the Wall Street Journal, announcing availability of English language translation of the offer document relating to the mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG.
Exhibit 99.3	English language translation of the offer document relating to the mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 1, 2004	SANOFI-AVENTIS
	By:	/S/ JEAN-CLAUDE LEROY
		Name:	Jean-Claude Leroy
		Title:	Senior Vice President & Chief Financial Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release, dated October 1, 2004, announcing mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG.
Exhibit 99.2	Notice, published October 1, 2004 in the Wall Street Journal, announcing availability of English language translation of the offer document relating to the mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG.
Exhibit 99.3	English language translation of the offer document relating to the mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG.